10000 Memorial Drive, Suite 440
Houston, Texas 77024

February 7, 2007

VIA EDGAR AND FACSIMILE (202) 772-9220

Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donna Levy, Esq.

Re:          Index Oil and Gas, Inc.
Amendment No. 4 to Form SB-2 Registration Statement
Filed February 6, 2007
File No. 333-137957

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Index Oil and Gas Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Friday, February 9, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Index Oil and Gas Inc.

By:	/s/ Lyndon West
Lyndon West
Chief Executive Officer